# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lincoln National Corporation, CIK 0000059558
CUSIP: 534187109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 N. Radnor-Chester Road, Suite A305, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 06/05/2025
Filed by CIK 0002067353
Persons authorized to receive notices and communications: Bain Capital Prairie, LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Prairie, LLC (CIK 0002067353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,759,497; sole dispositive power 0; shared dispositive power 18,759,497; aggregate amount beneficially owned 18,759,497 (9.9% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 assumes (i) 170,733,897 outstanding shares of the Issuer's Common Stock as of May 2, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the Securities and Exchange Commission on May 8, 2025, plus (ii) 18,759,497 shares issued to the Reporting Person pursuant to the Stock Purchase Agreement (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lincoln National Corporation
Address of issuer's principal executive offices: 150 N. Radnor-Chester Road, Suite A305, Radnor, Pennsylvania (PA), 19087

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Bain Capital Prairie, LLC, a Delaware limited liability company (the "Reporting Person").

Bain Capital Prairie Holdings (GP) LLC, a Delaware limited liability company ("Holdings GP"), is the general partner of Bain Captial Prairie Holdings, LP, a Delaware limited partnership ("Prairie Holdings" and, collectively with the Reporting Person and Holdings GP, the "Bain Capital Entities"). Prairie Holdings is the sole member of the Reporting Person. As a result, Holdings GP and Prairie Holdings may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person. Voting and investment decisions with respect to securities held by the Reporting Person are made by the managing members of Holdings GP (collectively, the "Managing Members") who are identified in Exhibit 1 hereto.
Residence or business address: The principal business address for each of the Bain Capital Entities and the Managing Members is 200 Clarendon Street, Boston, Massachusetts 02116.
Present principal occupation or employment: Each of the Bain Capital Entities are principally engaged in the business of investment in securities. The principal occupation of each of the Managing Members is included in Exhibit 1 hereto.
Criminal convictions in the last five years: During the last five years, none of the Bain Capital Entities or the Managing Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Bain Capital Entities or the Managing Members have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Bain Capital Entities is organized under the laws of the State of Delaware. The citizenship of each of the Managing Members is included in Exhibit 1 hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information included in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 9, 2025, Lincoln National Corporation (the "Issuer") and the Reporting Person entered into a stock purchase agreement (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, on June 5, 2025 (the "Closing Date") the Issuer sold 18,759,497 shares of Common Stock (the "Purchased Shares") to the Reporting Person (the "Transaction") at a price of $44.00 per share, for an aggregate purchase price of $825,417,868 (the "Purchase Price").

The source of funds used to satisfy the Purchase Price was a capital contribution from Prairie Holdings to the Reporting Person, which was in turn funded by capital contributions from equity holders of Prairie Holdings and the proceeds of a Revolving and Term Credit Agreement between Prairie Holdings, Holdings GP and Sumitomo Mitsui Banking Corporation ("SMBC"), as amended and restated by amendment 1 thereto dated June 5, 2025 (the "Credit Agreement"). Under that agreement, Prairie Holdings borrowed $550,000,000 from SMBC on June 5, 2025. The loan is secured by a pledge of Prairie Holdings' equity interest in the Reporting Person, equity distributions by the Reporting Person to Prairie Holdings, and Prairie Holdings' and Holdings GP's rights to make capital calls of investors in Prairie Holdings. The Credit Agreement matures on June 5, 2030 but must be prepaid earlier upon the occurrence of certain events, including in connection with an event of default under the Credit Agreement or other agreements between SMBC, Prairie Holdings and Holdings GP. Upon such an event of default, the lenders may sell the pledged collateral and use the proceeds to repay amounts owed under the Credit Agreement.

Pursuant to the Purchase Agreement, so long as the Reporting Person beneficially owns at least one half of the Purchased Shares, the Reporting Person shall have the right to designate, from time to time, an observer to be present at the meeting of the board of directors of the Issuer, subject to the Reporting Person's satisfaction of certain conditions and approval of the board of directors of the Issuer. Beginning upon the first anniversary of the Closing Date, and for so long as the Reporting Person continues to beneficially own at least one half of the Purchased Shares, the Reporting Person may elect to require the Issuer to appoint the observer as a voting member of the board of directors of the Issuer (the "Prairie Designee"), subject to the Reporting Person's satisfaction of certain conditions and approval of the board of directors of the Issuer.

The Purchase Agreement also provides the Reporting Person with certain approval rights over any amendment to the Issuer's organizational documents that would disproportionately adversely affect the Reporting Person in any material respect compared to other holders of Common Stock, any voluntary liquidation, dissolution or winding up of the company and any voluntary deregistration of the Common Stock under the Securities Exchange Act of 1934 or voluntary delisting of the Common Stock with any applicable national securities exchange.

The Reporting Person will be subject to certain standstill restrictions, including that (subject to certain exceptions) its affiliates will be restricted from acquiring additional shares of Common Stock or shares of preferred stock of the Issuer if, after giving effect to such acquisitions, the Reporting Person and its affiliates would beneficially own voting securities representing 10% or more of the total voting power of the Issuer, until the earlier of (1) if the Bain Capital Entities no longer own at least one-third of the Purchased Shares, the later of (x) such time the Bain Capital Entities no longer owns at least one-third of the Purchased Shares and (y) the date that is six-months after such date that the Bain Capital Entities observer or the Prairie Designee is no longer observing or serving on the board of directors of the Issuer and (2) if, after the Closing Date, all IMAs (as defined in the Purchase Agreement) have been terminated, the later of (x) the date of such termination and (y) the date that is six-months after such date that the Bain Capital Entities observer or the Prairie Designee is no longer observing or serving on the board of directors of the Issuer. The Purchase Agreement also includes an agreement that the Reporting Person and certain of its affiliates will, subject to certain limitations, vote Common Stock they beneficially own in favor of the matters recommended for approval by the Issuer's board of directors.

The Reporting Person is also subject to certain transfer restrictions with respect to the Purchased Shares, including that, subject to certain exceptions, the Reporting Person may not transfer any of the Purchased Shares until the third anniversary of the closing of the Transaction. Beginning in the fourth year following the closing and each year thereafter, the Reporting Person may sell up to one-third of the Purchased Shares (as well as an additional number of Purchased Shares equal to the number of Purchased Shares that could have been sold in prior years but were not so sold). Subject to certain exceptions, the Reporting Person is also restricted from transferring shares of Common Stock in a privately negotiated transaction or block trade to certain excluded transferees or to any person that, after the consummation of such transfer, would beneficially own securities representing 5% or more of the total voting power of the Issuer. The restrictions on transfer terminate immediately in the event of a change of control transaction or in the event that the IMA is terminated.

The Purchase Agreement also includes certain registration rights, pursuant to which the Issuer agreed to (1) file and maintain an effective Registration Statement on Form S-3 covering the resale of Common Stock held by the Reporting Person and certain of its affiliates and (2) provide the Reporting Person and certain of its affiliates with certain other demand and piggyback registration rights, in each case following the third anniversary of the closing of the Transaction.

Further, the Issuer has agreed to cause one or more of its insurance subsidiaries, including The Lincoln National Life Insurance Company, the Issuer's primary insurance subsidiary, to enter into an investment management agreement with Bain Capital Asset Management, LP ("Buyer Investment Manager"), an affiliate of the Reporting Person, pursuant to which Buyer Investment Manager will assume management of $1.4 billion of general account assets of the Issuer's insurance subsidiaries upon or shortly following the closing of the Transaction, increasing to a minimum of $20 billion of assets under management over six years. The Issuer has committed to provide Buyer Investment Manager with certain minimum levels of assets under management and related investment management fees over the course of ten years following the closing of the Transaction, subject to certain exceptions and termination rights.

The foregoing description of the terms of the Purchase Agreement, the Credit Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full texts of the Purchase Agreement and Credit Agreement, which are attached as exhibits hereto.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a stockholder of the Issuer with the right to representation on the board of directors of the Issuer after the first anniversary of the Closing Date, the Reporting Person takes, and intends to continue to take, an active role in working with the Issuer's management and the board of directors on operational, financial and strategic initiatives. The Reporting Person reviews, and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Bain Capital Entities nor, to the best knowledge of the Bain Capital Entities, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Bain Capital Entities, other than as disclosed in this Schedule 13D, no person other than the Bain Capital Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Bain Capital Entities identified above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 6.

Except as reported herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Name, business address, present principal occupation or employment and place of citizenship of the Managing Members of Bain Capital Prairie Holdings (GP) LLC.
2. Stock Purchase Agreement, dated as of April 9, 2025, by and between the Issuer and the Reporting Person.
3. First Amendment, dated June 5, 2025, to the Revolving and Term Credit Agreement between Bain Capital Prairie Holdings, L.P. and Sumitomo Mitsui Banking Corporation, dated April 9, 2025.

## Signatures
- Bain Capital Prairie, LLC: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (06/12/2025)